SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2002

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.                                       Announcement dated December 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 6, 2002	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

PROPOSED CONSOLIDATION OF SHARES
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board announces that it proposes to consolidate every five Shares of HK$0.05 each in the issued and unissued share capital of the Company into one Share of HK$0.25. The existing board lot of 1,000 Shares for trading on the Stock Exchange will remain unchanged upon the Consolidation taking effect. It is expected that the Consolidation will become effective on January 8, 2003, subject to fulfilment of the Conditions set out below.

The Board also proposes to amend the Company’s Articles of Association, to include, amongst other things, provisions designed to give shareholders certain choices concerning: (i) the manner by which they receive or access Corporate Communications from the Company; (ii) the right to receive or access summary financial reports in place of full reports; and/or (iii) the right to receive either the English language version or the Chinese language version only or both English and Chinese language versions of Corporate Communications.

Both the proposed Consolidation and the proposed changes to the Articles of Association are conditional on the passing of an ordinary resolution and a special resolution respectively by the Company’s shareholders at an extraordinary general meeting to be held on January 7, 2003.

Proposed Shares Consolidation

The board (the “Board”) of directors (the “Directors”) of PCCW Limited (the “Company”) announces that it proposes to consolidate every five issued and unissued ordinary shares of HK$0.05 each in the capital of the Company (“Shares”) into one new ordinary share of HK$0.25 in the capital of the Company (“New Share”) (the “Consolidation”).

As at the date of this announcement, the authorised share capital of the Company is HK$1,600,000,000 divided into 32,000,000,000 Shares of which 23,268,769,346 Shares have been issued and fully paid. Immediately after the Consolidation, the authorised capital of the Company will be HK$1,600,000,000 comprising 6,400,000,000 New Shares, of which not less than 4,653,753,869 New Shares will be in issue and fully paid, which figure will be adjusted for any Shares issued between the date of this announcement and the Consolidation. The New Shares will rank pari passu in all respects with each other. As at the date of this announcement, the Company had no outstanding warrants.

The Company has securities in the form of American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange, Inc. Each ADR represents ten Shares. As at December 2, 2002, the Company has 11,529,234 outstanding ADRs. It is also proposed that upon the Consolidation becoming effective, the outstanding ADRs be consolidated in order to mirror the Consolidation in the Company’s home market in Hong Kong. This will be achieved by exchanging every five outstanding ADRs for one new ADR. The new ADR would represent ten New Shares. Further details on the proposed consolidation of the Company’s ADRs will be provided to the Company’s ADR holders as soon as practicable.

In addition, there remain outstanding certain convertible bonds, listed on the Luxembourg Stock Exchange, issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares. Upon the Consolidation becoming effective, the conversion prices of the bonds will be adjusted in accordance with a formula set out in the relevant trust deeds, which has the effect of increasing the relevant conversion prices by the same factor as the Consolidation, namely by five times the conversion prices prior to the Consolidation.

As regards outstanding options granted by the Company pursuant to the Company’s share option scheme, the relevant exercise prices applicable to all such options will be adjusted as a result of the Consolidation by a factor which the Company’s auditors or an independent financial adviser certify as being, in their opinion, fair and reasonable. The Board anticipates that the exercise prices will, in each case, be increased by the same five-fold factor as applies to the conversion prices applicable to the convertible bonds referred to above.

The existing board lot of 1,000 Shares for trading on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) will remain unchanged upon the Consolidation taking effect.

Fractions of New Shares arising from and upon the Consolidation will be aggregated and sold for the benefit of the Company. The Consolidation will not, of itself, alter the underlying assets, business, management or financial position of the Company, nor will the proportionate interests of the Company’s shareholders be changed as a result of the Consolidation, save as regards, the de-minimis impact arising out of the treatment of fractional entitlements as referred to above.

Reasons for the Consolidation

The Directors have decided to put forward the proposed Consolidation as they believe that it is appropriate that the traded value of the Company’s board lots be commensurate with other companies of a similar market capitalisation. In addition, the Consolidation will reduce the number of board lots in the market and, as a result, the handling costs and transaction charges for the Company and for those whose interests in the Company are held through CCASS (as defined below) will be reduced, which the Directors believe is in the interests of the Company and its shareholders. For shareholders holding share certificates, these may be exchanged for new share certificates free of charge as described below.

Conditions of the Consolidation

The Consolidation is conditional on the following conditions (the “Conditions”):

(a)          the passing of an ordinary resolution by the shareholders of the Company at an extraordinary general meeting of the Company (the “EGM”) to approve the Consolidation; and

(b)         the Listing Committee of the Stock Exchange granting a listing of, and permission to deal in, the New Shares.

Assuming the Conditions will be fulfilled by January 7, 2003, being the date on which the EGM is expected to be held to approve the Consolidation, the Consolidation will become effective on January 8, 2003.

Listing and Dealing

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares.

Subject to the granting of the listing of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited (“HKSCC”) for deposit, clearance and settlement in the Central Clearing and Settlement System established and operated by HKSCC (“CCASS”) with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests in the Company are currently held through CCASS, dealings in the New Shares are expected to be capable of settlement through CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange and without any need on the part of such persons to deposit new share certificates in respect of the New Shares with HKSCC.

Free Exchange of Share Certificates

Subject to fulfilment of the Conditions and the Consolidation taking effect, it is expected that, as from January 8, 2003, new share certificates will be issued in board lots of 1,000 New Shares. Existing share certificates can be submitted to the Company’s share registrars, Computershare Hong Kong Investor Services Limited (“Computershare”) at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for exchange of new share certificates for the New Shares, free of charge, between 9:00am and 4:00pm from January 8, 2003 to February 19, 2003, both days inclusive. Thereafter, the light blue share certificates for the Shares will remain effective as documents of title, on the basis of five Shares for one New Share, and may be exchanged for new red share certificates for the New Shares at any time on payment of a prescribed fee. It is expected that the share certificates for the New Shares will be available for collection within a period of 10 business days after the submission of the existing share certificates to the Company’s share registrars, Computershare, for exchange.

The new share certificates for the New Shares will be red in colour in order to distinguish them from the existing share certificates which are light blue in colour.

Trading Arrangements for New Shares

Subject to the Consolidation becoming effective, dealings in the New Shares are expected to commence on January 8, 2003. Parallel trading arrangements will be established with the Stock Exchange and will be operated from January 22, 2003 to February 14, 2003, both days inclusive. After February 14, 2003, trading will only be in the form of red share certificates for the New Shares. The light blue share certificates for the Shares will cease to be marketable and will not be acceptable for delivery and settlement purposes, albeit that they will remain effective as documents of title, as referred to above.

Arrangement on odd lot trading

In order to facilitate the trading of odd lots of New Shares as a result of the Consolidation, the Company will appoint a broker (the “Agent”) to act as agent in providing a “matching service” to those shareholders who wish to top-up or sell their holdings of odd lots of New Shares.

The Agent, details of which will be provided in the circular to shareholders referred to below, will provide the service to match the sale and purchase of odd lots of New Shares during the period from January 8, 2003 to February 14, 2003, both dates inclusive. Holders of New Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot of 1,000 New Shares may, directly or through their brokers, contact the Agent during such period. Shareholders should note that successful matching of the sale and purchase of odd lots of New Shares is not guaranteed and will depend on there being adequate amounts of odd lots of New Shares available for such matching.

Shareholders are recommended to consult their professional advisers if they are in any doubt about the matching facility described above.

Expected timetable

2002

Despatch of circular	Friday, December 13

2003

Latest time for return of form of proxy in respect of the EGM	9:30 a.m. on Sunday, January 5
Date of EGM	9:30 a.m. on Tuesday, January 7
Effective date of the Consolidation	Wednesday, January 8
Original counter for trading in existing Shares in the form of existing share certificates in board lots of 1,000 Shares temporarily closes	9:30 a.m. on Wednesday, January 8
Temporary counter for trading in New Shares in board lots of 200 New Shares in the form of existing share certificates opens	9:30 a.m. on Wednesday, January 8
Original counter for trading in New Shares in board lots of 1,000 New Shares in the form of new share certificates reopens	9:30 a.m. on Wednesday, January 22
Parallel trading in New Shares in the form of existing share certificates and new share certificates commences	9:30 a.m. on Wednesday, January 22
Parallel trading in New Shares in the form of existing share certificates and new share certificates ends	4:00 p.m. on Friday, February 14
Temporary counter for trading in New Shares in board lots of 200 New Shares in the form of existing share certificates closes	4:00 p.m. on Friday, February 14
Free exchange of existing share certificates for new share certificates for New Shares	from Wednesday, January 8 to Wednesday, February 19
Matching service for the sale and purchase of odd lots of New Shares	from Wednesday, January 8 to Friday, February 14

Proposed Amendments to the Articles of Association

General

In addition to the proposed Consolidation, the Board proposes to amend the Articles of Association of the Company (the “Articles”). The proposed amendments include a number of changes, arising out of the amendments to the Companies Ordinance as set out in the Companies (Amendment) Ordinance 2001 and the Companies (Summary Financial Reports of Listed Companies) Regulation and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), designed to give shareholders certain choices and rights in relation to receipt of or access to Corporate Communications as defined below (including choice of language) and receipt of or access to summary financial reports in place of full audited annual reports. The proposed amendments to the Articles also include a number of other changes designed to modernise or update certain administrative and secretarial matters or otherwise incorporate a number of provisions considered reasonably standard to the articles of association of a listed issuer.

Changes arising out of amendments to the Listing Rules

Following the amendments to the Companies Ordinance as set out in the Companies (Amendment) Ordinance 2001 and the Companies (Summary Financial Reports of Listed Companies) Regulation and the Listing Rules, listed issuers are, subject to compliance with the relevant legal requirements of their own jurisdictions and provisions of their own memorandum and articles of association, permitted to give shareholders certain choices concerning: (i) whether or not to receive printed copies of any documents issued for information or action of shareholders including full annual reports and accounts (“Full Reports”), summary financial reports which summarise the Full Reports (“Financial Summaries”), interim reports, notices and circulars (together “Corporate Communications”), with the alternative being to receive or have access to electronic versions of those documents; (ii) the right to receive or access Financial Summaries in place of Full Reports; and/or (iii) the right to receive Corporate Communications in either the English language version or the Chinese language version only or in both English and Chinese language versions.

The proposed amendments to the Articles will enable the Company to offer these choices to shareholders, each of whom may decide on the choices according to his or her individual preferences.

Modernisation and updating of the Articles

The Directors also propose and recommend other changes to the Articles so as to include a number of changes designed to modernise and update certain administrative and secretarial matters relating to the management of the Company. The current Articles fix the fee the Company may charge for extra share certificates at HK$2 each. The amendments will allow the Company to determine the fee for extra share certificates issued provided that it is in line with the Stock Exchange’s prescribed fee from time to time and other minor secretarial matters. In addition, the proposed amendments will allow the Directors or any Deputy Chairman to take the chair at general meetings (as opposed to the present Articles requiring the Chairman to take the chair at all meetings). The Company will further have express powers under the amended Articles to govern the retirement, rotation or re-election of the Directors at annual general meetings of the Company whereas there is no such requirement under the current Articles. There are also a number of general provisions governing certain aspects of the conduct of meetings of the Board and any committee of the Board to be included in the amended Articles which do not currently exist so as to provide for notices of meetings of the Board to be issued by facsimile or electronic mail to the relevant Directors. Further, there is no provision currently in place which expressly sets out how matters considered by any committee of the Board may be determined, the minimum number of Directors to attend meetings of such committee in order to form a quorum, or the procedure for the appointment of a chairman at such meetings. The proposed changes will allow the Company to improve its administration by reference to such new Articles.

The proposed amendments to the Articles are conditional on the passing of a special resolution by the shareholders of the Company at the EGM.

Despatch of Circular

A circular containing further information on the proposed Consolidation and setting out full details of the proposed changes to the Articles, together with a notice convening the EGM to approve the Consolidation and the proposed amendments to the Articles will be despatched to the shareholders of the Company on or before December 13, 2002.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, December 6, 2002